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November 12, 2021

Board of Directors

Schroder Series Trust

Schroder Core Bond Fund

One Freedom Valley Drive

Oaks, Pennsylvania 19456

Board of Directors

The Hartford Mutual Funds II, Inc.

Hartford Schroders Sustainable Core Bond Fund

690 Lee Road

Wayne, PA 19087

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Schroder Core Bond Fund (“Acquired Fund”), a separate series of Schroder Series Trust, a Massachusetts business trust (“Schroder Trust”), to the holders of the shares of common stock (the “Acquired Fund Shares”) of Acquired Fund (the “Acquired Fund Shareholders”), and to Hartford Schroders Sustainable Core Bond Fund (“Acquiring Fund”), a separate series of The Hartford Mutual Funds II, Inc., a Maryland corporation (the “Company”), in connection with the proposed transfer of all of the assets of Acquired Fund to Acquiring Fund in exchange solely for shares of common stock of Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all liabilities of Acquired Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of November 12, 2021, executed by Schroder Trust on behalf of Acquired Fund and the Company on behalf of Acquiring Fund.

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For purposes of this opinion, we have examined and relied upon (1) the proxy statement and the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Company on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from Schroders Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.

The transfer by the Acquired Fund of all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund as specified herein, and the distribution of such shares to the Acquired Fund Shareholders, as provided in the Plan, will constitute a reorganization under Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquired Fund, upon the transfer of all its assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, except that the Acquired Fund may be required to recognize gain or loss with respect to (A) contracts described in Section 1256(b) of the Code, (B) stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, or (C) any other gain or loss required to be recognized upon the termination of a position, or upon the transfer of such asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code.

3.

No gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all liabilities of the Acquired Fund.

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4.

No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares to Acquired Fund Shareholders in complete liquidation (in pursuance of the Plan) of the Acquired Fund.

5.

No gain or loss will be recognized by the Acquired Fund Shareholders upon the distribution to them by the Acquired Fund of the Acquiring Fund Shares in exchange for their Acquired Fund Shares in complete liquidation of the Acquired Fund.

6.	The aggregate basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder will be the same as the aggregate basis of the shareholder’s Acquired Fund Shares exchanged therefor.

7.	The basis of the Acquired Fund’s assets received by the Acquiring Fund will be the same as the basis of such assets in the hands of the Acquired Fund immediately prior to the transactions.

8.

Each shareholder’s holding period for the Acquiring Fund Shares will be determined by including the period for which the shareholder held the shares of the Acquired Fund exchanged therefor, provided that the shareholder held such shares of the Acquired Fund as a capital asset at the time of the exchange.

9.	The holding period of the Acquiring Fund with respect to the Acquired Fund’s assets will include the period for which the Acquired Fund’s assets were held by the Acquired Fund.

10.

The Acquiring Fund will succeed to and take into account those tax attributes of the Acquired Fund that are described in Section 381(c) of the Code subject to the conditions and limitations specified in the Code, the regulations thereunder, and existing court decisions and published interpretations of the Code and Treasury Regulations.

11.	The taxable year of the Acquired Fund will not end pursuant to the Reorganization, but will instead continue as the taxable year of the Acquiring Fund.

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

/s/ Dechert LLP